ASSET PURCHASE AGREEMENT

THIS ASSET PURCHASE AGREEMENT (**"Agreement"**) is made as of January 11, 2005, by and among Showtime Enterprises, Inc., a Pennsylvania corporation (**"Showtime"**) and its wholly-owned subsidiary Showtime Enterprises West, Inc., a Nevada corporation (**"West"**), and Sparks Exhibits & Environments Corp., a Pennsylvania corporation, or its affiliated nominee (**"Purchaser"**). Showtime and West will be referred to herein together as **"Seller,"** except as the context in which such term is used, states or implies otherwise.

Background

Seller presently conducts the business (the **"Business"**) of design, manufacturing, installation, service and storage of trade show and museum exhibits, fixtures, point of purchase displays, premium items and related events, projects and products (collectively, the **"Products"**). Seller is in serious financial distress and contemplates the filing of a Chapter 11 reorganization proceeding (the **"Bankruptcy Case"**) in the United States Bankruptcy Court for the District of New Jersey (Camden Vicinage) (the **"Court"**) in order to effectuate a sale of substantially all of Seller's assets pursuant to the terms of this Agreement; and

Subject to all the necessary approvals from the Court, Seller desires to sell to Purchaser, and Purchaser desires to purchase from Seller, the Business and substantially all of the assets, properties and rights, other than the Excluded Assets (as defined herein), owned by Seller and used in connection with the Business (collectively, the **"Purchased Assets"**), free and clear of all liens, encumbrances, mortgages, leases, pledges, charges, other security interests, claims and obligations of any kind, including any product liability claims, warranty claims, environmental claims, or employment-related claims of any nature whatsoever arising from or in connection

with the operation of the Business or the manufacture, sale or use of the Products, or any other claims or obligations, either accrued, absolute, contingent or otherwise, matured or unmatured, known or unknown, of every kind or nature whatsoever (collectively, **"Liabilities"**), except as specifically set forth herein, all on the terms and subject to the conditions contained in this Agreement.

Agreement

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and with the foregoing Background incorporated by reference herein, the parties, intending to be legally bound hereby, agree as follows:

ARTICLE I

Purchase and Sale of Assets

1.1 Agreement to Purchase and Sell. On the terms and subject to the conditions contained in this Agreement, Purchaser agrees to purchase from Seller, and Seller agrees to sell to Purchaser, the Purchased Assets, free and clear of all Liabilities, except as otherwise specifically stated herein.

1.2 Enumeration of Purchased Assets. The Purchased Assets will include, subject to the provisions of Section 1.5 hereof, all of Seller's rights, title and interest in and to the following assets (other than the Excluded Assets, as hereinafter defined), which will be conveyed to Purchaser pursuant to the Final Sale Order (as hereinafter defined) entered by the Court:

1.2.1 all useable inventory, including raw materials, packing materials, work in progress, component parts, finished goods, finished goods inventory returns, molds, service

parts, spare parts, storeroom contents, fuel, inventory on consignment, operating supplies (collectively, the **"Inventory"**), and all other tangible personal property used in connection with the Business, including those items identified on Schedule 1.2.1 and additions or acquisitions;

1.2.2 all furniture, fixtures, equipment, machinery, parts, computer hardware, tools, dies, jigs, patterns, molds, vehicles, automobiles and trucks, merchandising items and improvements, and all other tangible personal property, including, without limitation, all those items identified on Schedule 1.2.2 and all equipment additions or acquisitions used in connection with the Business (collectively, the **"Equipment"**);

1.2.3 those executory contracts and unexpired leases of Seller identified on Schedule 1.2.3, as provided in Schedule 1.2.3 (collectively, the **"Executory Contracts"**);

1.2.4 all sales orders and sales contracts, purchase orders and purchase contracts, vendor lists, quotations, estimates, proposals and bids (**"Orders"**) together with the unused portion, as of Closing, of any customer deposits received post-petition and deposited into a segregated account as required by Section 5.3.4 hereof;

1.2.5 all of the goodwill of Seller and any and all intellectual property (including trade names, trademarks, trade dress, service marks, licenses, patents, copyrights, designs, unpatented formulations, know-how, applications for any of the foregoing, and all rights to use Seller's corporate name and the name **"Showtime"** and any derivations thereof to the exclusion of Seller), whether or not registered, relating to Seller and the Business (collectively, the **"Intellectual Property"**) and including that identified on Schedule 1.2.5, provided that, after the Closing (as hereafter defined) Seller will be granted limited access to any computer software as may be reasonably necessary to access accounting records in connection with Seller's Chapter

11 proceedings or in connection with the preparation of any tax returns required to be filed after the Closing Date (as hereinafter defined);

1.2.6 all right, title and interest in and to those agreements identified on Schedule 1.2.6 (**"Miscellaneous Agreements"** and, together with the Executory Contracts, collectively, the **"Assigned Contracts"**);

1.2.7 all of Seller's relationships with its customers, including all written and oral agreements with customers and all customer lists, distributor lists, sales records, customer records and information and other documentation or analysis of Seller's customer lists (**"Customer Information"**);

1.2.8 those insurance policies, not included in the Excluded Assets, identified on Schedule 1.2.8, as provided on Schedule 1.2.8 (**"Insurance Policies"**);

1.2.9 all rights in connection with Seller's prepaid expenses and deposits with respect to the Purchased Assets being sold or assigned hereunder, including those identified on Schedule 1.2.9 (**"Prepaid Expenses"**);

1.2.10 all computer software, including all documentation and source codes with respect to such software and licenses and leases of software used in connection with the Business to the extent they are legally transferable by Seller including those identified on Schedule 1.2.10 (**"Computer Rights"**);

1.2.11 all sales, product displays, samples, marketing and promotional materials, catalogues and advertising material and literature used in connection with the Business (**"Marketing Materials"**);

1.2.12 all telephone, telecopier, telex numbers of Seller and all postal and lock boxes to which Seller's account debtors remit payments identified on Schedule 1.2.12 (**"Contact Materials"**);

1.2.13 to the extent assignable, all of the governmental permits, licenses, consents or other authorizations issued or given directly to Seller which relate exclusively to the Business or any of the Purchased Assets and which are required in connection with the conduct, use, operation or ownership thereof identified on Schedule 1.2.13 (**"Licenses and Permits"**);

1.2.14 all original books, documents, and records of Seller relating to the Purchased Assets and the Business and any copies thereof (**"Books and Records"**), subject to Seller's rights of access thereto;

1.2.15 all proprietary and technical information, including, without limitation, all know-how, engineering and technical data, specifications, drawings, plans, designs, manufacturing process, operating manuals, technology, computer programs, source codes, and other intellectual property rights owned by Seller and related to or necessary for the operation of the Business (**"Technical Information"**);

1.2.16 all accounts receivable, contract rights not previously listed and all claims and rights (and benefits arising therefrom) with or against all persons whomsoever, including, without limitation, all rights against any vendors under warranties covering the Purchased Assets to the extent they are legally transferable by Seller (**"Accounts"**);

1.2.17 all drawings, blueprints, maintenance reports, user manuals and other documents in Seller's possession relating to the construction, design, maintenance, operation, repair and inspection of the Purchased Assets (**"Manuals"**);

1.2.18 all other assets, tangible or intangible, used in connection with the operation of the Business; and

1.2.19 certain employment agreements between Seller and certain of its employees as mutually agreed by Purchaser and Seller prior to Closing, with such modifications are as agreed upon by such employees and Purchaser, provided that Purchaser will not be responsible to cure any defaults of Seller thereunder, all cure costs and expenses with respect to assumed and assigned employment agreements are the responsibility of Seller.

1.3 Information for Schedules; Exhibits. Certain Schedules referred to above are not available for attachment at the time this Agreement is executed, but will be supplied by Seller for Purchaser's review and approval within ten (10) days after the execution of this Agreement. In addition, Purchaser and Seller agree to negotiate in good faith so as to agree upon the provisions of certain Exhibits to this Agreement within ten (10) days after the execution of this Agreement (other than the forms of Employment Agreements attached hereto Exhibits 6.3.6 (A) and 6.3.6 (B), which the parties thereto have agreed upon as of the date hereof, subject to the Closing).

1.4 Excluded Assets. The Excluded Assets (the **"Excluded Assets"**) will consist of those identified in Schedule 1.4 attached hereto and the following items, none of which are Purchased Assets:

1.4.1 Seller's investments in any subsidiaries or joint ventures;

1.4.2 Proceeds paid under any of Seller's insurance policies in connection with damage to any of the Purchased Assets resulting from fire or other casualty for which the Cash Purchase Price is adjusted pursuant to Section 3.3.3 hereof ("**Casualty Proceeds**") (regardless of whether the Casualty Proceeds are paid before or after the Closing Date or whether or not the insurance policy under which any Casualty Proceeds are paid is included in the Purchased Assets), and all claims for, and rights to, Casualty Proceeds;

1.4.3 Seller's cash on hand at Closing, excluding (a) insurance proceeds other than Casualty Proceeds, and (b) any unused portion of customer deposits included in the Purchased Assets pursuant to Sections 1.2.4 and 5.3.4 hereof;

1.4.4 All unexpired leases or executory contracts not otherwise assumed hereunder or prior to the date of Closing at the request of Purchaser; and

1.4.5 All choses in action (except those related to a Purchased Asset), both pre-bankruptcy petition and post-bankruptcy petition, including all causes of action under Sections 544, 547, 548 or 549 of the Bankruptcy Code.

1.5 Rejection of Purchased Assets. Notwithstanding anything contained herein to the contrary, Purchaser may reject any of the Purchased Assets that are not designated as "non-rejectable" on the Schedules hereto by providing Seller with written notice of such rejection prior to the date of the Sale Hearing; provided, however, that Purchaser will not receive any reduction or adjustment to the Purchase Price based on such rejection of any of the Purchased Assets (except as otherwise provided in Section 3.3.3 hereof). Any of the Purchased Assets rejected by Purchaser in accordance with this Section 1.5 shall not be included in the Purchased Assets at the Closing and shall be deemed to be Excluded Assets.

ARTICLE II

Liabilities; Assumption and Assignment

2.1 Liabilities Assumed By Purchaser. At the Closing, Purchaser will assume and agree to discharge and perform when due, the following liabilities and obligations of Seller which, unless otherwise specifically stated below, arise or occur after Closing (the **"Assumed Obligations"**):

2.1.1 all of Seller's liabilities and obligations under all of the Assigned Contracts, including any and all cure amounts with respect thereto, which will be assumed by Seller and assigned to Purchaser in accordance with the requirements of 11 U.S.C. §365;

2.1.2 all of Seller's obligations under the Orders, but only to the extent that they relate to performance on or after the Closing Date; and

2.1.3 All of Seller's pre-bankruptcy filing deposits from customers of Seller, as the same are identified in Schedule 2.1.3 hereof. In addition, provided that Seller has complied with the provisions of Section 5.3.4 hereof, following the Closing, Purchaser will complete all work-in-progress relating to the Orders identified in Schedule 2.1.3 hereto and all post-bankruptcy petition Orders.

2.2 Liabilities Not Assumed by Purchaser. Purchaser will not assume and will not in any way be liable or responsible for any Liabilities or any other obligations of Seller, whether relating to the Purchased Assets or otherwise, of any kind or nature whatsoever, whether due or to become due, absolute or contingent, direct or indirect, asserted or unasserted, including any product or warranty liabilities or claims, other than (a) the Assumed Obligations, (b) the SBA

Obligation (as defined herein) and (c) the Argosy and Alliance Obligations (as defined herein) (the **"Excluded Obligations"**).

2.2.1 Except as may be mutually agreed upon by Seller and Purchaser, nothing in this Agreement or any document referred to herein or to be delivered pursuant hereto, express or implied, will obligate Purchaser to employ or offer employment to any person employed or alleged to be employed by Seller. Purchaser will not be liable for any claimed violations with respect to employment or failure to employ by Seller prior to, at or following Closing, nor will Purchaser assume or be responsible for any Liabilities of Seller whatsoever with respect to Seller's employees including, without limitation, obligations or claims under or relating to any collective bargaining agreements, termination of employment, closing of the Business, individual employment agreements (except as provided in Section 1.2.19), any claims for salary, severance pay, vacation, or any pension, profit sharing, option, deferred compensation or other incentive plan or any other type of employee benefit plan or multiemployer plan as defined in Sections 3(3) and 3(37) of ERISA, respectively, or any related trust or other arrangement, or any federal, state or local laws including, without limitation, laws pertaining to discrimination, the Worker Adjustment and Retraining Notification Act (29 U.S.C. 2 101, et seq.) (the **"WARN Act"**), ERISA, the Multiemployer Pension Plan Amendments Act of 1980 (**"MPPAA"**) and the Internal Revenue Code of 1986, as amended. In no event will Purchaser or any Affiliate (as defined below) of Purchaser have any rights with respect to any assets of any employee pension or welfare benefit plan (as defined in Sections 3(2) and 3(1) of ERISA, respectively) which is maintained by Seller or any of its Affiliates, including but not limited to the right to receive any assets of any such plan upon termination of the plan if the plan's assets exceed its liabilities. Except for those employees whose employment contracts are assumed by Buyer as provided in

Section 1.2.19 and except as otherwise mutually agreed by Purchaser and Seller, Seller agrees to terminate prior to the Closing, the employment of all of Seller's employees at the Business unless Seller elects to continue any such person's employment by the estate and continues to be responsible for all obligations and liabilities with respect thereto, and to comply with all of Seller's obligations under applicable law with respect to Seller's closing of the Business and its termination of any employees in connection with such closing including but not limited to all of Seller's obligations under the WARN Act. Prior to or on the Closing Date, Purchaser will offer certain of the employees of Seller, as mutually agreed by Purchaser and Seller, employment with Purchaser for similar duties and responsibilities as were assigned to such person immediately prior to Closing, which offer will include a compensation package similar to that provided to Purchaser's employees that perform similar duties and responsibilities. All offers of employment pursuant to the immediately preceding sentence will be contingent upon the consummation of the transactions contemplated by this Agreement. For purposes of this Agreement, the term "Affiliate" means, with respect to Seller or Purchaser, as applicable, any other person or entity that, directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with Seller or Purchaser, as applicable. For the purposes of such definition, "control" means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a person or entity, whether through the ownership of voting securities, by contract, or otherwise, and the terms "controlling" and "controlled" have correlative meanings.

2.2.2 Purchaser assumes no liability or obligation whatsoever and will not be responsible for any loss, costs, damage, expense or liability whatsoever arising from or in connection with the presence, release, storage, containment, abatement, remediation or removal

of any hazardous or toxic substances or materials, pollution or any other harmful, dangerous or otherwise unlawful environmental condition on or at the Premises (as hereinafter defined) or for any product liability claims (whether or not covered by insurance) which arose or occurred prior to or on the Closing Date. Seller will remain responsible for any and all of the foregoing liabilities and obligations.

2.3 No Expansion of Third Party Rights. The assumption by Seller of any executory contracts and unexpired leases relating to the Assumed Obligations and assignment to, and assumption by, Purchaser of same will not expand the rights or remedies of any third party against Purchaser or Seller as compared to the rights and remedies which such third party would have had against Seller had Seller not assumed such executory contracts and unexpired leases relating to the Assumed Obligations and assigned same to Purchaser.

2.4 Transfer Taxes. Purchaser will be responsible for paying all sales, transfer or similar taxes arising out of the transfer of the Purchased Assets to Purchaser pursuant to the terms of this Agreement or the assumption of any Assigned Contracts by Purchaser hereunder.

ARTICLE III

Purchase Price; Manner of Payment and Closing

3.1 Purchase Price. The purchase price for the Purchased Assets will be equal to an aggregate amount of Seven Million Five Hundred and One Thousand, Eight Hundred and One Dollars and Thirty-Six Cents ($7,501,801.36) plus the Assumed Obligations (such aggregate amount, as adjusted pursuant hereto, being referred to herein as the **"Purchase Price"**), which will consist of the sum of (a) Two Million One Hundred Thousand Dollars ($2,100,000), as

adjusted pursuant to Section 3.3.3 below (the **"Base Cash Purchase Price"**), which will be earmarked for the Seller's creditors having perfected liens upon the Purchased Assets according to the priority of their perfected liens, (b) One Hundred Thousand Dollars ($100,000) (the **"Carve-Out"**), which will be earmarked for administrative claims and expenses as approved by the Court for Debtor's counsel and its professionals, counsel for the Official Committee of Unsecured Creditors and their professionals, and the statutory Bankruptcy fees required to be paid by a debtor under 28 U.S.C. §1930, incurred in connection with the Bankruptcy Case, plus (c) Fifty Thousand Dollars ($50,000), (the **"Claims Allowance"**) which will be earmarked for payment of allowed claims of Seller's unsecured creditors that are properly filed with the Court in the Bankruptcy Case (the aggregate of subparagraphs (a), (b) and (c) above, the **"Cash Purchase Price"**), (d) assumption by Purchaser of Seller's outstanding obligations to the U.S. Small Business Administration (**"SBA"**) in the principal amount of $601,801.36 (and the SBA shall not receive any portion of the Base Cash Purchase Price), including a guaranty of such obligations by an Affiliate of Purchaser reasonably acceptable to the SBA (such assumption and guaranty thereof, the "SBA Obligation") and (e) assumption by Purchaser of Seller's outstanding obligations to Argosy Investment Partners II, L.P. (**"Argosy"**) and Alliance Mezzanine Investors, L.P. (**"Alliance"**), in the aggregate principal amount of $4,650,000, less any proceeds received by Argosy or Alliance from the earmarking of the Base Cash Purchase Price (the **"Argosy and Alliance Obligations"**), under terms and conditions acceptable to Argosy, Alliance and Purchaser.

3.2 Time and Place of Closing.

3.2.1 The transactions contemplated by this Agreement will be consummated (the **"Closing"**) at 10:00 a.m. at the offices of White and Williams LLP, 1800 One Liberty Place,

Philadelphia, PA 19103 on the **"Effective Date."** For purposes hereof, the **"Effective Date"** will occur on or before March 15, 2005, time being of the essence (unless extended by Purchaser in writing); provided, however, that all of the following conditions will have been satisfied: (i) the Court will have entered a Final Sale Order substantially in form and content of Exhibit 3.2.1 approving the transactions contemplated by this Agreement in all respects; and (ii) all conditions to the Closing as set forth in Article VI have been fully satisfied, occurred or have been waived by the party for whose benefit such condition exists. The date on which the Closing occurs in accordance with the preceding sentence is referred to in this Agreement as the **"Closing Date."** The Closing will be deemed to be effective as of 12:01 a.m. on the Closing Date at Philadelphia, Pennsylvania.

3.2.2 Except as otherwise provided herein, all costs, expenses and attorneys' fees incurred in connection with this Agreement and the transactions contemplated hereby will be paid by the party incurring the same. In the event that Court approval of this Agreement is not obtained by reason of approval of a higher or better offer from a third party, then Seller will (a) pay to Purchaser a termination fee of Three Hundred and Twenty-Five Thousand Dollars ($325,000) (the **"Termination Fee"**), and (b) reimburse Purchaser for all direct and indirect costs actually and reasonably incurred by Purchaser in negotiating and drafting this Agreement, undertaking the transactions contemplated by this Agreement, and all other costs reasonably incurred by Purchaser in connection with the transactions contemplated by this Agreement, including Purchaser's airplane and other travel expenses, Purchaser's fees for attorneys, accountants, appraisers and other professionals, and time expended by Purchaser's employees (all of the foregoing costs and expenses, the **"Termination Costs"**). The Termination Costs will not exceed, in the aggregate, One Hundred Fifty Thousand Dollars ($150,000). The Termination

Fee and the Termination Costs will be allowed as super priority administrative expenses prior to all other administrative expenses except for the Carve Out.

3.3 Manner of Payment of the Purchase Price.

3.3.1 Upon entry of the Bidding Procedure Order (as hereinafter defined), Purchaser will deposit with Blank Rome LLP (the **"Escrow Agent"**), refundable earnest money in the amount of Five Hundred Thousand ($500,000) Dollars (the **"Deposit"**) to be held in a segregated, interest-bearing escrow account with the Escrow Agent pursuant to the terms of the Escrow Agreement attached hereto as Exhibit 3.3.1 (the **"Escrow Agreement"**) until the Closing, at which time all amounts, including accrued interest, will be credited against the Purchase Price or if no Closing occurs the Deposit, including accrued interest, will be delivered to the party entitled thereto in accordance with the Escrow Agreement.

3.3.2 At the Closing, Purchaser will pay the Cash Purchase Price, as the same may be adjusted according to this Agreement, to Seller by wire transfer, which will include a wire transfer of the Deposit, plus all accrued interest.

3.3.3 If, Purchaser, in good faith, determines that, immediately prior to the Closing (a) the amount required to **"cure"** any pre-petition defaults on unexpired leases or executory contracts which are being assumed and assigned by Seller to Purchaser hereunder, exceeds Thirty Thousand Dollars ($30,000), the Cash Purchase Price will be reduced, on a dollar-for-dollar basis, for any amount in excess of said Thirty Thousand Dollar ($30,000) figure; (b) that any amount of equipment, inventory, machinery, or work-in-process included in the Purchased Assets is missing or is materially damaged, or has suffered more than ordinary wear and tear during the period from the date hereof to the date of the Closing, then the Cash

Purchase Price will be reduced, on a dollar-for-dollar basis, based on the value of such missing material, equipment or inventory, or the cost to repair and refurbish the relevant asset to the condition it was upon the date hereof, (c) that the aggregate amount of Gross Accounts Receivable (as defined below) is less than One Million Eight Hundred Thousand Dollars ($1,800,000), then, in that event, the Cash Purchase Price will be reduced dollar-for-dollar for each dollar that the aggregate amount of the Gross Accounts Receivable is less than One Million Eight Hundred Thousand Dollars ($1,800,000), (d) to the extent that Seller has used more of any customer's post-petition deposit than has been estimated by Seller and approved by Purchaser or, if no Purchaser approval was given, as determined by the Court pursuant to Section 5.3.4 hereof, the Cash Purchase Price will be adjusted downward in an amount equal to the difference between the amount of the deposit approved by Purchaser or the Court for use prior to the Closing Date and the amount actually used by Seller and (e) to the extent that any of the Purchased Assets are damaged by fire or other casualty the Purchase Price will be adjusted downward by an amount equal to the fair market value of such damaged property. In addition, Purchaser may refuse to accept any of the Purchased Assets which it, in its sole and absolute discretion, deems environmentally unsafe, obsolete, without value or otherwise unacceptable for the operation of the Business; provided, however, that Purchaser will not receive any reduction or adjustment to the Purchase Price based on such refusal to accept any of the Purchased Assets, except as expressly provided above. For purposes of this Agreement, "Gross Accounts Receivable" means, calculated as of the latest practicable date prior to Closing, Seller's gross accounts receivable, less Seller's deferred revenue, less Seller's accounts receivable that are more than 180 days past due, less 50% of any customer deposits received by Seller prior to Seller filing the Bankruptcy Case.

3.4 Earnest Money. The Deposit, plus all accrued interest, shall be released to Purchaser or Seller, as the case may be, as provided in Sections 8.2.3 and 8.5 hereof and in accordance with the Escrow Agreement. The parties agree that the Court will have and retain jurisdiction of all matters in controversy relating to satisfaction of the conditions set forth in Article VI hereof.

3.5 Closing Deliveries. At the Closing, Seller will execute and deliver to Purchaser a bill of sale and assignment in the forms of Exhibit 3.5 attached hereto. The parties will execute and deliver such additional bills of sale, assignments, documents of title, consents, attornments, estoppels, termination statements, assumption agreements, if any, closing certificates, searches, title insurance policies and other documents as are reasonably required in order to effectuate the consummation of the transactions contemplated hereby. All documents to be delivered by a party will be in form and substance reasonably satisfactory to the other party. Seller agrees to make commercially reasonable efforts to obtain from third parties such documents as reasonably requested by Purchaser. At the Closing, Seller will deliver to Purchaser the originals or copies (to the extent that originals are not in Seller's possession and cannot reasonably be obtained) of the documents constituting the Assigned Contracts assumed and assigned hereunder and all documents related thereto.

3.6 Apportionment of Purchase Price. At the Closing, the Cash Purchase Price will be apportioned among the various Purchased Assets as set forth on Schedule 3.6.

3.7 Further Assurances. Seller will deliver, at or following Closing, any further documents ,instruments and consents, and will perform such acts, as are necessary to consummate the transactions contemplated by this Agreement, including those necessary to

effectuate the assumptions and assignments referred to herein and to verify title to the Purchased Assets, and will provide reasonable assistance to Purchaser in taking possession of the Purchased Assets.

ARTICLE IV

Representations and Warranties

4.1 Purchaser's Representations and Warranties. Purchaser represents and warrants to Seller, which representations and warranties will survive Closing for a period of one year, that:

4.1.1 Purchaser is a corporation duly organized, existing and in good standing, under the laws of the Commonwealth of Pennsylvania.

4.1.2 Purchaser has full corporate power and authority to enter into and perform (i) this Agreement and (ii) all documents and instruments to be executed by Purchaser pursuant to this Agreement (collectively, **"Purchaser's Ancillary Documents"**). This Agreement has been, and Purchaser's Ancillary Documents will be, duly executed and delivered by duly authorized officers of Purchaser. This Agreement is, and each of Purchaser's Ancillary Documents, upon execution and delivery thereof by Purchaser, will be, a valid and binding obligation of Purchaser enforceable against Purchaser in accordance with its respective terms.

4.1.3 Other than approval by the Court, no consent, authorization, order or approval of, or filing or registration with, any governmental authority or other person is required for the execution and delivery by Purchaser of this Agreement and Purchaser's Ancillary

Agreements, and the consummation by Purchaser of the transactions contemplated by this Agreement and Purchaser's Ancillary Documents.

4.1.4 Neither the execution and delivery of this Agreement and Purchaser's Ancillary Documents by Purchaser, nor the consummation by Purchaser of the transactions contemplated hereby, will conflict with or result in a breach of any of the terms, conditions or provisions of Purchaser's Articles of Incorporation or By-laws, or of any statute or administrative regulation, or of any order, writ, injunction, judgment or decree of any court or governmental authority or of any arbitration award.

4.1.5 Purchaser is not a party to any unexpired, undischarged or unsatisfied written or oral contract, agreement, indenture, mortgage, debenture, note or other instrument under the terms of which performance by Purchaser according to the terms of this Agreement or Purchaser's Ancillary Documents will be a default, or whereby timely performance by Purchaser according to the terms of this Agreement and/or Purchaser's Ancillary Documents may be prohibited, prevented or delayed.

4.1.6 Neither Purchaser, nor any of its Affiliates has dealt with any person or entity who is or may be entitled to a broker's commission, finder's fee, investment banker's fee or similar payment for arranging the transactions contemplated hereby or introducing the parties to each other.

4.1.7 Purchaser has cash on hand, or funds available pursuant to one or more written financing arrangements, in an amount sufficient to enable it to perform all of its obligations hereunder, including payment of the Purchase Price.

4.2 Seller's Representations and Warranties. Seller represents and warrants to Purchaser, which representations and warranties will survive Closing for a period of one year (except that all representations and warranties concerning environmental and tax matters which will survive without limitation), that:

4.2.1 Showtime and West are corporations duly organized, existing and in good standing, under the laws of the Commonwealth of Pennsylvania and State of Nevada, respectively.

4.2.2 Subject to approval by the Court, Seller has full corporate power and authority to enter into and perform (i) this Agreement and (ii) all documents and instruments to be executed by Seller pursuant to this Agreement (collectively, **"Seller's Ancillary Documents"**). This Agreement has been, and Seller's Ancillary Documents will be, duly executed and delivered by duly authorized officers of Seller. This Agreement is, and each of Seller's Ancillary Documents, upon execution and delivery thereof by Seller, will be, a valid and binding obligation of Seller enforceable against Seller in accordance with its respective terms.

4.2.3 Except as set forth in Schedule 4.2.3 or as may be required under Section 365 of the Bankruptcy Code, other than the approval of the Final Sale Order by the Court, no consent, authorization, order or approval of, or filing or registration with, any governmental authority or other person is required for the execution and delivery of this Agreement and Seller's Ancillary Documents and the consummation by Seller of the transactions contemplated by this Agreement and Seller's Ancillary Documents.

4.2.4 Upon approval of the Final Sale Order by the Court, neither the execution and delivery of this Agreement and Seller's Ancillary Documents by Seller, nor the

consummation by Seller of the transactions contemplated hereby, will conflict with or result in a breach of any of the terms, conditions or provisions of Seller's Articles of Incorporation or By-laws, or of any statute or administrative regulation, or of any order, writ, injunction, judgment or decree of any court or any governmental authority or of any arbitration award.

4.2.5 Neither Seller, nor any of its Affiliates (as that term is defined in Section 2.2.1 hereof), have dealt with any person or entity who is or may be entitled to a broker's commission, finder's fee, investment banker's fee or similar payment from Purchaser for arranging the transactions contemplated hereby or introducing the parties to each other.

4.2.6 Seller is the owner of, or has the right to use and transfer to Purchaser, each of the Purchased Assets; and the Purchased Assets will be, as of the Closing Date, free and clear of any and all Liabilities, except for the Assumed Obligations, the SBA Obligation and the Argosy and Alliance Obligations. Subject to entry of the Final Sale Order, the delivery to Purchaser of the instruments of transfer of ownership contemplated by this Agreement and/or Purchaser's Ancillary Documents as authorized by the Final Sale Order will vest good, valid and marketable title to, or a valid leasehold or license interest in, the Purchased Assets in Purchaser, free and clear of all Liabilities, except for the Assumed Obligations, the SBA Obligation, the Argosy and Alliance Obligations and any Liabilities created by or through Purchaser, and will transfer the Purchased Assets to Purchaser in substantially the same condition as they are on the date of this Agreement, ordinary wear and tear excepted.

4.2.7 No action suit, proceeding, hearing, investigation, charge, complaint, claim, demand, or notice has been served, filed, or commenced against Seller alleging any failure to comply with any federal, state or local environmental or health and/or safety laws, and the

Purchased Assets are in compliance in all material respects with all applicable environmental laws, rules and regulations and do not contain any asbestos, polychlorinated biphenyls (**"PCBs"**) or any other substance or material which is designated as hazardous, toxic or dangerous under any federal, state or local statute, rule or ordinance. Moreover, Seller's conduct of the Business has complied in all material respects with each, and is not in violation of any, applicable federal, state, or local law, regulation, permit provision, or ordinance relating to environmental protection including, without limitation, standards related to air, water, land and the generation, storage, transportation, treatment, or disposal of solid or liquid wastes and hazardous wastes. The Business has obtained and adhered to all necessary permits and other approvals necessary to store, dispose, and otherwise handle waste or hazardous substances and has reported to the extent required by federal, state, and local law, all past and present sites used by the Business where wastes or hazardous substances have been treated, stored, or disposed by Seller or any of its Affiliates. No wastes or hazardous substances have entered or are likely to enter into the soil and groundwater of the Premises. There is no on-site or off-site location to which the Business is now transporting waste or hazardous substances or has arranged for the transportation of wastes or hazardous substances, which site is the subject of federal, state, or local enforcement actions or other investigations which may lead to claims against Purchaser for clean-up costs, remedial work, damages to natural resources, or for personal injury or property damage, including, without limitation, claims under the Comprehensive Environmental Response, Compensation and Liability Act of 1980, 42 U.S.C.A. section 9601 et. seq.

4.2.8 All of the Schedules that correspond to subsections of Section 1.2 of this Agreement, which set forth the various Purchased Assets are true, correct and complete in all material respects. True, correct and complete copies of all documents relating to the Purchased

Assets and referred to in the Schedules have been provided or made available to Purchaser. Neither this Agreement, nor any Exhibit or Schedule attached to or delivered pursuant to this Agreement nor any certificate or other document referenced herein or therein or furnished or to be furnished to Purchaser by Seller hereunder or thereunder, contains or will contain any untrue statement of a material fact or omits or will omit to state a material fact necessary in order to make the statements contained herein or therein, in light of the circumstances under which they were made, not misleading.

4.2.9 Except as set forth in Schedule 4.2.9, as of the Closing Date, there is no:

4.2.9.1 collective bargaining agreement or other labor agreement affecting any employees of Seller to which Seller is a party or by which it is bound;

4.2.9.2 employment, profit sharing, deferred compensation, bonus, stock option purchase, retainer, consulting, retirement, welfare or incentive plan or contract affecting employees to which Seller is a party or by which it is bound; or

4.2.9.3 plan or agreement under which **"fringe benefits"** (including, but not limited to, vacation plans or programs, sick leave plans or programs and related benefits) are provided by Seller to any of its employees.

4.2.10 Except as set forth in Schedule 4.2.10, as of the date hereof, there is no: (a) employee welfare benefit plan (**"Welfare Plan"**) within the meaning of Section 3(l) of the Employee Retirement Income Security Act of 1974, as amended (**"ERISA"**) in which employees of Seller currently participate, (b) pension benefit plan within the meaning of Section 3(2) of ERISA to which Seller has an obligation to contribute, (c) profit sharing, group

insurance, bonus, deferred compensation, stock option, severance pay, written agreement or commitment relating to employment or fringe benefits or perquisites for employees of Seller (an **"Employee Benefit Plan"**) and (d) multiemployer plan within the meaning of Section 3(37) of ERISA (**"Multiemployer Plan"**), to which Seller currently has an obligation to contribute. Seller has no unfunded liability under ERISA or any similar law which would have an adverse effect on the Purchased Assets or constitute a liability of Purchaser (an **"Adverse Liability"**) following the Closing Date. Except as disclosed with respect to any plan listed in such Schedule 4.2.10, no individual will accrue or receive additional benefits, service or accelerated rights to payment of benefits (other than additional accruals under the formula provided for in such plan as in effect prior to and without regard to the transactions contemplated hereby or as amended as required by law) as a direct result of the transactions contemplated by this Agreement.

4.2.11 Except as will be obtained in connection with the Final Sale Order or as otherwise will be obtained or made on or prior to the Closing Date, the execution and delivery of this Agreement and/or Seller's Ancillary Documents by Seller and the consummation of the transactions contemplated hereby do not require Seller to obtain any consent, approval or action of, or make any filing with or give notice to, any corporation, partnership, person, firm or other entity or any public, governmental or judicial authority which if not obtained, made or given would have a material adverse effect on the Purchased Assets following the Closing.

4.2.12 Except as set forth on Schedule 4.2.12, there is no litigation, proceeding or governmental investigation, pending or, to the best of Seller's knowledge, threatened against Seller, the outcome of which may create a lien on the Purchased Assets that would survive the Closing or have a material adverse effect on Purchaser or the Purchased Assets after the Closing. Except with respect to the Bankruptcy Case, there is no outstanding adjudicatory order, writ,

injunction, judgment or decree of any court, government or governmental agency against Seller which would have a material adverse effect on the value of the Purchased Assets following the Closing.

4.2.13 Seller possesses all licenses, permits, registrations and governmental approvals which are required for Seller to operate the Business as presently conducted where failure to possess such authorization would have a material adverse effect on the Business.

4.2.14 Except as set forth in Schedule 4.2.14, the Business as conducted by Seller on and prior to the date hereof does not violate, and has not violated, any applicable Federal, state, local or foreign laws, regulations or orders (including, but not limited to, any of the foregoing relating to employment discrimination, occupational safety, environmental protection, conservation or corrupt practices), except for any such violation which would not have a material adverse effect on the Purchased Assets following the Closing.

4.2.15 Except for the Assumed Obligations, the SBA Obligation and the Argosy and Alliance Obligations, or except as and to the extent specifically disclosed in Schedule 4.2.15, upon entry of the Final Sales Order by the Court, Seller will have no liabilities or obligations of any nature, whether absolute, accrued, contingent or otherwise, and whether due or to become due (including, without limitation, any liability for taxes and interest, penalties and other charges payable with respect to any such liability or obligation) which would have a material adverse effect on the Purchased Assets or the operation of the Business following the Closing.

4.2.16 Seller conducts the Business only from the locations set forth in Schedule 4.2.16 hereof (collectively, the **"Premises"**).

4.2.17 Except as set forth in Schedule 4.2.17 hereof, the Equipment is in good and proper working order and operating condition, reasonable wear and tear excepted.

4.2.18 The Intellectual Property is either owned by Seller or held under a valid license or similar agreement naming Seller as licensee or otherwise as a permitted user of such Intellectual Property, and which agreement is assignable pursuant to the terms of this Agreement. Furthermore, Seller has not licensed anyone to use any of the Intellectual Property and Seller has no knowledge of any infringing use or claim or infringing use of any of the Intellectual Property. Furthermore, the consummation of the transactions contemplated hereby will not result in any impairment of the rights of Seller in, to or under the Intellectual Property. The Intellectual Property is functioning so as to not materially impair the ability to operate the Business.

4.2.19 All accounts receivable of Seller sold and transferred hereunder arise from the performance of services or sales of goods by Seller to its customers in the ordinary course of Seller's business and which goods or services have been fully performed and completed in accordance with the customer's specifications (if any) and delivered, and which are not subject to any defense, set-off or counterclaim. Further, Seller represents and warrants that such accounts receivable are valid, legally enforceable and an unconditional obligation of the customer to pay thereunder and do not arise out of any contract or order which fails in any material respect to comply with the requirements of any applicable law, and that all customers owing accounts receivable are not directors, officers, employees or agents of Seller, or any Affiliate of Seller or is an account with respect to which the customer is the United States of America or any local government, department or agency or instrumentality thereof, and that the customer is located within the United States of America. In addition, Seller represents and warrants that, except as set forth in Schedule 4.2.19, the account receivable with respect to any

customer is not an account subject to any repurchase obligation, return rights, sale on approval, or bill-and-hold arrangement or agreement.

4.2.20 Absence of Certain Changes. Except as disclosed on Schedule 4.2.20, since June 30, 2004, there has not been:

4.2.20.1 any transaction in which Seller is entitled to receive, or obligated to pay to any third party, more than $100,000, other than in the ordinary course of Seller's business and in conformity with past practice;

4.2.20.2 any damage, destruction or loss affecting any of the Purchased Assets, whether or not covered by insurance, which has had or may have a material adverse effect on the Business or the Purchased Assets;

4.2.20.3 any acquisition or disposition by Seller of any property or asset, whether real or personal, having a fair market value, singularly or in the aggregate, in an amount greater than $50,000, other than acquisitions or dispositions made in the ordinary course of business;

4.2.20.4 any mortgage, pledge or subjection to lien, charge or encumbrance of any kind on any of the respective properties or assets of Seller, except to secure extensions of credit in the ordinary course of business and in conformity with past practice;

4.2.20.5 any amendment, modification or termination of any contract or agreement in excess of $100,000, relating to Seller, or to which Seller is a party, which has or may have a material adverse effect on the Business or the Purchased Assets;

4.2.20.6 any increase in, or commitment to increase, the compensation payable or to become payable to any officer, director, employee or agent of Seller, or any bonus payment, stock option award, restricted stock award or similar arrangement made to or with any of such officers, directors, employees or agents, other than routine increases made in the ordinary course of business and consistent with past practice; or

4.2.20.7 any material alteration in the manner of keeping the books, accounts or records of Seller, or in the accounting policies or practices therein reflected.

4.3 No Warranties. Except as expressly stated in this Agreement, Seller makes no express or implied warranty of any kind whatsoever as to the Purchased Assets, including, without limitation, any representation as to physical condition, validity or value of any of the Purchased Assets or the future profitability or future earnings performance of the Business. ALL IMPLIED WARRANTIES, INCLUDING, IMPLIED WARRANTIES OF MERCHANTABILITY AND FITNESS FOR A PARTICULAR PURPOSE, ARE EXPRESSLY EXCLUDED.

ARTICLE V

Conduct Prior to the Closing

5.1 Employees. Between the date hereof and the Closing Date, subject to that certain Mutual Confidentiality Agreement dated August 8, 2004 between Showtime and Marlton Technologies, Inc., Seller will use its best efforts to facilitate the assignment of existing employment arrangements, or the execution of new employment arrangements between Purchaser and certain key employees of Seller as mutually agreed by Purchaser and Seller, to be

effective if and when Closing occurs. Upon Closing, Purchaser may hire employees of Seller acceptable to Purchaser, on terms mutually agreed by Purchaser and such employees.

5.2 Conduct of Business. During the period from the date hereof up to and including the Closing Date, Seller will conduct the Business in the ordinary course of business, subject to the supervision of the Court and, without limiting the generality of the foregoing, Seller will not (except with the prior written consent of Purchaser):

5.2.1 sell or transfer any of the Purchased Assets, except in the ordinary course of the Business;

5.2.2 mortgage, pledge or encumber (or permit to become encumbered) any of the Purchased Assets; or

5.2.3 acquire any raw material or Inventory other than in the ordinary course of business.

5.2.4 amend its charter or by-laws or make any changes in authorized or issued capital stock or issue any securities of any nature or options for any of the foregoing, or otherwise make any change in the Company's capital structure, its business or operations.

5.3 Preservation of Organization. From and after the date hereof and until the Closing Date, except with the prior written waiver of Purchaser and subject to the supervision of the Court, Seller will:

5.3.1 Conduct the Business and deal with the Purchased Assets in a prudent and businesslike manner consistent with maintaining, enhancing and preserving the going concern

value of the Business including, without limitation, accepting new orders or contracts, purchasing new inventory required to fill such new orders or contracts, to the extent possible increasing the backlog of orders; and taking all actions which are reasonably necessary and appropriate to preserve the value of the Purchased Assets and, to the extent possible, enhance the going concern value of the Business. Except for filings with the Court under the Bankruptcy Code and any other actions or omissions that are necessary in connection with the Bankruptcy Case, Seller will not do or omit any act, or permit any omission to act, which would reasonably be likely to cause a breach of any contract, commitment or obligation, pertaining to the Assigned Contracts, or any breach of any representation, warranty or covenant or agreement made by Seller herein, or which would have required disclosure hereunder.

5.3.2 Use its reasonable best efforts (which will not include the expenditure by Seller of amounts in excess of amounts ordinarily and customarily expended with respect to such matters) to maintain and preserve its Business organization intact and retain the services of its officers and key employees and to maintain its existing relationships with suppliers, customers and others so that they will be preserved for Purchaser on and after the Closing Date.

5.3.3 Maintain in full force and effect any and all insurance policies now in effect as to any Purchased Assets, the absence of which would have a material adverse effect on the Purchased Assets. Seller will cause Purchaser to be named as a loss payee on all such policies of insurance as Purchaser's interests may appear.

5.3.4 Deposit into a segregated account for the benefit of Seller's customers (**"Customer Account"**), all sums that Seller has received from customers for contracts or Orders to be performed by Seller, to the extent such sums have not been expended as of the date of this

Agreement, and all sums that Seller receives from customers between the date of this Agreement and the Closing Date for contracts or Orders to be performed by Seller. Prior to using any funds in the Customer Account, Seller will provide Purchaser with a written completion schedule showing (a) the name of the customer, (b) the gross amount of the applicable contract or Order, (c) the amount of the deposit or other sum received from the customer for the applicable contract or Order, and (d) a draw schedule (in a form reasonably acceptable to Purchaser) (the "Draw Schedule") indicating the percentage of funds to be withdrawn from said account over a specific period of time in furtherance of the applicable contract or Order and the corresponding percentage of costs of completion of said contract or Order. If, within three (3) business days after Purchaser's receipt of the Draw Schedule, Seller receives written notice from Purchaser that Purchaser disagrees with the Draw Schedule ("Disagreement Notice"), Seller and Purchaser will discuss in good faith a resolution of the disagreement before any funds in the Customer Account are expended. If a mutually acceptable resolution is not reached in writing within two (2) business days after Seller's receipt of the Disagreement Notice, Seller may nonetheless utilize the funds in the Customer Account in accordance with the Draw Schedule, but Purchaser reserves the right to dispute the amount of funds so expended before the Court. If the Court finds that the amount of funds so expended by Seller is disproportionate with the percentage of costs of completion of the contract or Order, Purchaser will be entitled to a credit against the Cash Purchase Price equal to the difference between the funds so expended and the amount of funds that the Court finds should have been expended in comparison with the percentage of costs of completion of the contract or Order. If Seller does not receive a Disagreement Notice within three (3) business days after Purchaser's receipt of the Draw Schedule, Seller may utilize the funds in the Customer Account in accordance with the Draw Schedule and Purchaser will

thereafter have waived any right to dispute the Draw Schedule. If Seller becomes aware that a change in the Closing Date from that set forth herein is required or a change in the completion date of a customer's contract or Order is required, or if there needs to be any change in a Draw Schedule, then before any funds are expended from the Customer Account for any contract or Order affected by such change, Seller will provide Purchaser with a revised Draw Schedule and the approval, objection and Court review process set forth above will begin anew for such revised Draw Schedule. In no event will Seller use more of the funds in the Customer Account than as set forth in the Draw Schedule, except as otherwise agreed by Purchaser and Seller.

5.4 General. Between the date hereof and the Closing Date:

5.4.1 Seller will operate the Business and, after its bankruptcy filing, as a debtor-in-possession, in the usual and ordinary course of business and will not make any material change in the operation of the Business, nor enter into any contract other than in the ordinary course of business nor incur any liability other than as a debtor-in-possession in the ordinary course of business. Seller will not adjust in any way, directly or indirectly, or grant or agree to grant any increase in wages, salary, bonuses or other compensation, remuneration or benefits for any officer or director employee, provided Seller may, however, with approval of the Court, implement an employment retention or bonus plan with respect to such individuals, as necessary to assist in the prosecution of Seller's Chapter 11 cases as long as such plans or benefits, are separate and apart from and do not affect, in any way, Seller's contractual obligations under the employment agreements between Seller and the affected employees. In addition, Seller may hire employees as may be necessary to replace employees that have resigned or whose employment with Seller is terminated for any reason, and may provide to such replacement employees such compensation and other benefits that are consistent with Seller's past practices.

5.4.2 Seller will comply with all applicable laws and with all orders of any court or of any federal, state, municipal or other governmental department, where non-compliance may have a material adverse effect on the Business and/or the Purchased Assets.

5.4.3 Seller will give prompt written notice to Purchaser of any breach of any of Seller's representations and warranties included in Section 4.2 above.

5.4.4 Seller will advise Purchaser from time to time (and at any time upon the request of Purchaser) of the status of Seller's actions taken with regard to this Agreement.

5.4.5 Seller will not remove Purchased Assets currently at the Premises to any other location, except for sale of Inventory in the ordinary course.

5.5 Court Approval Process.

5.5.1 Within five days after the filing of Seller's Chapter 11 Bankruptcy Petition, Seller will file and serve as required by the Local Rules of the Court and the Federal Rules of Bankruptcy Procedure a motion (the **"Bidding Procedure Motion"**) with the Court in the Bankruptcy Case seeking (a) the approval of this Agreement on an expedited basis, time being of the essence, (b) the approval of the notice of hearing (the **"Bidding Procedure Hearing"**) on the Bidding Procedure Motion, and (c) the entry of a bidding procedure order on an expedited basis (the **"Bidding Procedure Order"**) approving the terms and conditions pursuant to which a third party may qualify to submit a competing bid. The Bidding Procedure Order will be substantially form and substance as set forth in Exhibit 5.5.1 attached hereto and will have a copy of this Agreement attached to it. The Bidding Procedure Motion will be in form and substance reasonably acceptable to Purchaser. In any event, all competing bids must be on

an all cash basis with no financing contingencies and be accompanied by an executed asset purchase agreement, in a form substantially similar to this Agreement, and will be accompanied by a redlined version of such asset purchase agreement compared against this Agreement. Seller will notice the Bidding Procedure Hearing on such minimum notice as the Court may require and therein use its commercially reasonable efforts to obtain an order consented to by Purchaser, stating the Court's approval of (i) Seller's covenant in Section 5.6 below to refrain from entering into sales negotiations, (ii) Seller's obligations under Section 3.2.2 hereof to pay Purchaser the Termination Fee and Termination Costs under the circumstances specified therein, (iii) Seller's obligation to pay the Termination Fee and Termination Costs will be satisfied from the first proceeds of the Purchased Assets and such obligation to pay Purchaser will be secured by a lien on the proceeds of any deposit made by any competing bidder and Purchaser will be entitled to a super-priority administrative expense claim prior to all other administrative expenses except for the Carve-Out, and (iv) the terms of the Bidding Procedure Order substantially in the form attached hereto. Seller agrees promptly to notify Purchaser of the results of the Bidding Procedure Hearing.

5.5.2 Seller will use its commercially reasonable efforts (with Purchaser's reasonable cooperation) to assure that the Court will consider the approval of the transactions contemplated hereby including, without limitation, providing sworn testimony, if necessary, in order for the Court to determine that this Agreement is fair and reasonable, was negotiated in good faith and is in the best interest of creditors; and Seller will not take any action inconsistent with this undertaking. Each party agrees that from the date hereof to the Closing Date, it will use its commercially reasonable efforts to satisfy its respective conditions precedent to the Closing as specified in Article VI hereof, including, without limitation, the obtaining of Court approval and

all consents required by this Agreement (without the obligation to make any cash payment in connection therewith), to the extent such conditions are to be performed by Seller.

5.6 No Solicitation. Between the date hereof and the entry of the Bidding Procedure Order by the Court, Seller will not, and will cause its Affiliates, directors, employees, agents and representatives (including, without limitation, investment bankers, attorneys and accountants) not to:

5.6.1 negotiate or participate in discussions with any corporation, partnership, person or other entity or group other than Purchaser in connection with any possible proposal (an **"Other Acquisition Proposal"**) regarding a sale and/or assignment of the Purchased Assets; and/or

5.6.2 enter into or agree to enter into any such transaction in furtherance of an Other Acquisition Proposal.

5.6.3 Seller represents that no negotiations with respect to any Other Acquisition Proposal (other than with Purchaser) are currently in progress.

5.6.4 Notwithstanding the foregoing, Seller may, after entry of the Bidding Procedures Order, notify creditors and potential bidders for the Purchased Assets of the pendency of the transactions contemplated hereby, provide them with any reasonably requested information regarding Seller's assets and liabilities, advise them of any applicable bidding procedures and otherwise advertise the sale of the Purchased Assets and the Business, all consistent with the proper discharge of fiduciary duties under applicable law governing Seller's Board of Directors.

ARTICLE VI

Conditions to Closing

6.1 Conditions to Obligations of Each Party. The obligations of Seller, on the one hand, and Purchaser, on the other hand, to consummate the transactions contemplated by this Agreement will be subject to the fulfillment, at or prior to the Closing Date, of the following conditions:

6.1.1 There will have been obtained all permits, approvals and consents of all governmental bodies or agencies which counsel for Purchaser or for Seller may reasonably deem necessary or appropriate so that consummation of the transactions contemplated by this Agreement will be in compliance with applicable laws.

6.1.2 Without limitation of Section 6.1.1 above, the Final Sale Order will have been entered and not stayed pending appeal. For purposes hereof, **"Final Sale Order"** means an order or orders of the Court approving the execution and delivery of this Agreement by Seller and the consummation by Seller of the transactions contemplated hereby substantially in form and substance of Exhibit 3.2.1 hereof (or with such changes as are agreed to by Purchaser, in its sole and absolute discretion).

6.2 Conditions to Seller's Obligations. The obligation of Seller to consummate the transactions contemplated hereby is subject to the fulfillment of all of the following conditions on or prior to the Closing Date, each of which, except for Section 6.2.1 below, may be waived by Seller by giving written notice of such waiver to Purchaser:

6.2.1 The Court will have entered the Final Sale Order, which is not subject to a pending appeal, stay pending appeal or writ of extraordinary review and for which all applicable appeal periods have expired. At the Closing Date, there will be no injunction, court order or order of any governmental agency or body restraining or prohibiting the consummation of the transactions contemplated by this Agreement and there will not have been adopted any law or regulation making all or any part of such transactions unlawful.

6.2.2 No litigation will have been commenced or threatened and no investigation by any governmental entity will have been commenced, against Purchaser, Seller or any of their respective affiliates, officers or directors, with respect to the transactions contemplated hereby.

6.2.3 Each and every representation and warranty made by Purchaser in this Agreement will have been true and correct when made and will be true and correct as if originally made on and as of the Closing Date, except where the failure of any such representation or warranty to be true and correct would not reasonably be expected to adversely affect the validity of this Agreement or the strict enforceability of the terms and conditions of this Agreement by Seller against Purchaser.

6.2.4 All obligations of Purchaser to be performed hereunder through, and including on, the Closing Date (including, without limitation, all obligations which Purchaser would be required to perform at the Closing if the transactions contemplated hereby was consummated) will have been performed.

6.3 Conditions to Purchaser's Obligations. The obligation of Purchaser to consummate the transactions contemplated hereby is subject to the fulfillment of all of the

following conditions on or prior to the Closing Date, each of which may be waived by Purchaser by giving written notice to Seller:

6.3.1 The Court will have entered the Final Sale Order, which is not subject to a pending appeal, stay pending appeal or writ of extraordinary review and for which all applicable appeal periods have expired. At the Closing Date, there will be no injunction, court order or order of any governmental agency or body restraining or prohibiting the consummation of the transactions contemplated by this Agreement and there will not have been adopted any law or regulation making all or any part of such transactions unlawful. No litigation will have been commenced or threatened and no investigation by any governmental entity will have been commenced, against Purchaser, Seller or any of their respective Affiliates, officers or directors, with respect to the transactions contemplated hereby.

6.3.2 Each and every representation and warranty made by Seller in this Agreement will have been true and correct in all material respects when made and will be true and correct in all material respects as if originally made on and as of the Closing Date.

6.3.3 All obligations of Seller to be performed hereunder through, and including on, the Closing Date (including, without limitation, all obligations which Seller would be required to perform at the Closing if the transactions contemplated hereby was consummated) will have been performed.

6.3.4 Between the date hereof and the Closing Date, there will not have occurred any material adverse change with respect to the Business or the Purchased Assets.

6.3.5 Each of the deliveries required to be made to Purchaser pursuant to Section 3.5 hereof, will have been delivered.

6.3.6 David Sudjian and Harold Jensen will have entered into amendments to their respective Employment Agreements in the form attached hereto as Exhibits 6.3.6 (A) and 6.3.6 (B), respectively, which Employment Agreements will be assumed by Purchaser in connection with this Agreement.

6.3.7 (a) The Final Sale Order shall provide for the assumption and the assignment by Seller to Purchaser of (i) the employment contracts of substantially all of the account executives of Seller (or such account executives shall have agreed to enter into new employment contracts with Purchaser), without any notice from any such employees to Seller of an objection to such assumption and assignment or an intention to resign from employment with Seller or Purchaser after the Closing, (ii) the SBA Obligation, (iii) each of the Executory Contracts designated with an asterisk on Schedule 1.2.3 hereto and (iv) the Argosy and Alliance Obligations and (b) there shall not have been significant customer attrition prior to the Closing Date.

ARTICLE VII

Additional Agreements; Covenants After Closing

7.1 Risk of Loss. Risk of loss will pass to Purchaser as of the Closing Date. Purchaser will be entitled to remove the Purchased Assets from the Premises at any time following the Closing. Until such time as Purchaser has removed the Purchased Assets from any location of Seller identified in Schedule 4.2.16 hereto, after Closing, Purchaser will pay all costs

and expenses associated with the continuing occupancy of such Premises. Purchaser agrees to provide Seller with five (5) business days advance written notice of the date upon which Purchaser will vacate any Premises.

7.2 Confidentiality. After the Closing, Seller will continue to maintain the confidentiality of all information, documents and materials relating to the Business which remain in Seller's possession, except to the extent disclosure of any such information is required by law or authorized by Purchaser or reasonably occurs in connection with disputes over the terms of this Agreement, and Purchaser will maintain the confidentiality of all information, documents and materials relating to Seller (other than that relating to the Business, Products and Purchased Assets) which Purchaser has obtained in connection with this Agreement or with the transactions contemplated herein, except to the extent disclosure of any such information is required by law or authorized by Seller or reasonably occurs in connection with disputes over the terms of this Agreement. In the event that any party reasonably believes after consultation with counsel that it is required by law to disclose any confidential information described in this Section 7.2, the disclosing party will:

7.2.1 provide the other party with prompt written notice before such disclosure in order that any party may attempt to obtain a protective order or other assurance that confidential treatment will be accorded such confidential information; and

7.2.2 cooperate with the other party in attempting to obtain such order or assurance.

7.2.3 The provisions of this Section 7.2 will not apply to any information, documents, or materials which are, in the public domain or will come into the public domain,

other than by reason of default by the applicable party bound hereunder or its Affiliates, or was independently developed without the use of the other party's confidential information.

7.3 Liability of Seller and Purchaser under the Agreement.

7.3.1 Seller shall have no liability for claims arising under or in connection with this Agreement after the Closing unless and until Purchaser has first sustained a loss or incurred damages which aggregate, for any one or more occurrences, One Hundred Thousand Dollars ($100,000). Thereafter, Seller may be liable for claims arising under or in connection with this Agreement to the extent of losses and damages incurred by Purchaser, on a dollar-for-dollar basis, in excess of $100,000.

7.3.2 Purchaser shall have no liability for claims arising under or in connection with this Agreement after the Closing unless and until Seller has first sustained a loss or incurred damages which aggregate, for any one or more occurrences, One Hundred Thousand Dollars ($100,000). Thereafter, Purchaser may be liable for claims arising under or in connection with this Agreement to the extent of losses and damages incurred by Seller, on a dollar-for-dollar basis, in excess of $100,000.

7.4 New Jersey Premises. Seller will take no action to reject that certain Lease Agreement dated as of February 9, 1994 by and between Showtime and The Multi-Employer Property Trust, as amended by the First Amendment through and including the Seventh Amendment thereto dated as of April 8, 2004 (the **"New Jersey Lease"**) relating to Seller's premises located at 1240 Forest Parkway, Paulsboro, New Jersey, 08066 (the **"New Jersey Premises"**) until Purchaser will have given Seller not less than five (5) business days prior written notice of Purchaser's intention to vacate the New Jersey Premises (which notice must be

received by Seller at least five (5) business days prior to the first day of the first calendar month during which Purchaser does not intend to occupy the New Jersey Premises); provided that (a) at the Closing, Purchaser has paid to Seller, in cash, an amount equal to (i) the pro rata portion of all Lease Payments (as defined below) paid or payable under the New Jersey Lease for the month in which the Closing occurs from the Closing Date through and including the last day of such month, plus (ii) no less than five (5) days prior to the first business day of each subsequent month, Purchaser has paid to Seller, in cash, an amount equal to all Lease Payments payable for such month. At such time as Seller has received written notice of Purchaser's intention to vacate the New Jersey Premises in accordance with this Section, Seller may file a motion to reject the New Jersey Lease under Section 365(b) of the Bankruptcy Code (or deliver a notice of rejection to the lessor under the New Jersey Lease to the extent such procedure has been previously approved by Order of the Court) effective as of the date which is five (5) days after the date of the written notice provided by Purchaser to Seller hereunder (provided that such notice is received by Seller at least five (5) business days prior to the first day of the first calendar month during which Purchaser does not intend to occupy the New Jersey Premises, otherwise such motion to reject shall be effective as of the first day of the next succeeding calendar month), unless Purchaser breaches its obligation to pay Lease Payments to Seller in accordance with this Section, in which case Seller may at any time thereafter file a Motion to Reject the New Jersey Lease, to be effective on such date as specified by Seller. Subject to Purchaser's obligation to pay Lease Payments in accordance with this Section, Seller will use its reasonable best efforts to allow Purchaser to use the New Jersey Premises for such period of time as Purchaser desires but not to exceed six (6) months from the date of Closing. For purposes hereof, the term "Lease Payments" means any and all amounts payable under the New Jersey Lease with respect to a

specified period (whether or not previously paid by Seller), including without limitation, rental payments, lease payments, taxes, common area maintenance charges, insurance payments and other charges but not any acceleration of rent or other charges that may become due under the terms of the New Jersey Lease on account of Seller's filing of the Bankruptcy Case or any other reason. Seller will utilize all payments made to it by Purchaser hereunder to keep and maintain the New Jersey Lease and all obligations arising thereunder current until said lease is rejected by Seller.

7.5 Waiver of claims of David Sudjian and Harold Jensen. David Sudjian and Harold Jensen hereby agree that any claims they have against the Seller arising out of, or related to, those certain Senior Subordinated Dentures and related agreements described on Schedule 7.5 hereto are waived and released as of Closing. All other claims of David Sudjian and Harold Jensen against the Seller are specifically reserved.

ARTICLE VIII

Termination of Agreement

8.1 Right of Termination Without Breach. This Agreement may be terminated without further liability of any party other than payment of the Termination Fee and Termination Costs, if due, as provided in Section 8.3 at any time prior to Closing:

8.1.1 by mutual written agreement of Seller and Purchaser;

8.1.2 by Purchaser, if the Bankruptcy Court has not entered the Bidding Procedure Order substantially in form and substance attached as Exhibit 5.5.1 or in such other form as may be reasonably acceptable to Purchaser, on or before January 21, 2005;

8.1.3 by Purchaser if the Bankruptcy Court has not entered the Final Sale Order naming Purchaser as the successful buyer no later than the hearing on or before March 4, 2005;

8.1.4 by Purchaser, if all conditions to Purchaser's obligations listed in Sections 6.1 and 6.3 have not been satisfied on or prior to March 15, 2005;

8.1.5 by Purchaser, if the sale of the Purchased Assets is not conducted and/or consummated as described in the Bidding Procedure Order; or

8.1.6 by Seller, if the Bankruptcy Court will have entered an order approving the sale of the Purchased Assets to a purchaser other than Purchaser.

8.1.7 by Seller, if all conditions to obligations listed in Section 6.2 have not been satisfied on or prior to March 15, 2005.

8.2 Termination for Breach.

8.2.1 Termination by Purchaser. If there has been a material violation or breach by Seller of any of its agreements, representations or warranties set forth in this Agreement, which violation, breach or failure has not been waived in writing by Purchaser, then Purchaser may deliver written notice to Seller at any time prior to the Closing that such violation or breach is continuing, and if such violation or breach is not cured within ten (10) days of such notice, Purchaser may terminate this Agreement with the effect set forth in Section 8.2.3 and Section 8.3 hereof.

8.2.2 Termination by Seller. If there has been a material violation or breach by Purchaser of any of its agreements, representations or warranties contained in this Agreement,

which violation or breach has not been waived in writing by Seller, then Seller may deliver written notice to Purchaser at any time prior to the Closing that such violation or breach is continuing, and if such violation, breach or failure is not cured within ten (10) days of such notice, Seller may terminate this Agreement with the effect set forth in Section 8.2.3 hereof.

8.2.3 Effect of Termination. In the event this Agreement is terminated by Purchaser pursuant to Section 8.2.1, above, as a result of a breach of this Agreement by Seller, Purchaser will receive the return of the Deposit, together with the Termination Costs. In the event this Agreement is terminated by Seller pursuant to Section 8.2.2, above, Seller will retain the Deposit as liquidated damages and Purchaser will have no other obligations and liability whatsoever to Seller, its bankruptcy estates, or any other person hereunder.

8.3 Termination Amounts. In consideration of Purchaser's entry into this Agreement, and in recognition of the benefits that it provides to Seller in seeking to sell the Business for the highest or best offer pursuant to the Procedures, Seller agrees (in addition to all other rights and remedies as Purchaser may have hereunder) to pay Purchaser the Termination Fee and the Termination Costs, which sums will be immediately paid to Purchaser in the event that (i) the Purchase Price set forth in this Agreement is not declared by the Bankruptcy Court to be the highest or best offer for whatever reason, (ii) Purchaser increases its bid to an amount exceeding the Purchase Price and Purchaser's bid is declared by the Bankruptcy Court to be the highest or best offer (in which case the Termination Fee and the amount of Termination Costs will be paid by a credit against the Purchase Price paid at Closing), (iii) Purchaser terminates this Agreement under any of Sections of 8.1.2. through 8.1.5 (as to Section 8.1.3, if the sale is to a person other than Purchaser) or 8.2.1 or (iv) Seller terminates this Agreement pursuant to Section 8.1.6 hereof. This Article VIII and Seller's obligation to pay the Termination Fee and Termination

Costs will survive the termination of this Agreement. Payment of the Termination Fee and Termination Costs will be considered a super priority administrative expense claim in the Bankruptcy Case prior to all other administrative expense claims other than the Carve-Out. Purchaser hereby acknowledges and agrees that the Termination Fee, Termination Costs and the release of the Deposit to Purchaser in accordance with this Agreement and the Escrow Agreement will be deemed to be liquidated damages and Seller will not have any further obligation or liability to Purchaser or any of its Affiliates, or any of their respective officers, directors, employees, shareholders, members, partners, representatives or agents, with respect to this Agreement or the termination hereof.

8.4 No Waiver. Failure to exercise any termination right under Section 8.1 or Section 8.2 in a timely manner will not waive such termination right, which will continue unimpaired until the Closing has occurred.

8.5 Return of Deposit. Immediately upon receipt of a notice from Purchaser stating this Agreement has been terminated for any reason other than termination pursuant to Section 8.2.2, the Deposit, together with all interest thereon, will be released to Purchaser in accordance with the Escrow Agreement. Such release of the Deposit will not require any further approval of the Bankruptcy Court or any other person or entity.

ARTICLE IX

Resolution of Disputes

9.1 Disputes. Any dispute, controversy or claim arising out of or relating to this Agreement or the negotiation hereof or entry hereunto or any contract or agreement entered into

pursuant hereto or the performance by the parties of its or their terms will be settled by the Court at any time after the filing of the Bankruptcy Case. Notwithstanding anything to the contrary contained in this Agreement, Purchaser may, in its discretion, apply to any court of competent jurisdiction for equitable relief as provided in the Company property, confidentiality, non-solicitation and non-competition provisions of any employment agreement assumed by Purchaser, or entered into between Purchaser and any employee of Seller, in connection with this Agreement.

ARTICLE X

Miscellaneous

10.1 Disclosure Schedules. Information set forth in any of the disclosure schedules attached or referred to herein specifically refers to the article and section of this Agreement to which such information is responsive and such information will not be deemed to have been disclosed with respect to any other article or section of this Agreement or for any other purpose. The disclosure schedules attached will not vary, change or alter the language of the representations and warranties contained in Section 4.2 of this Agreement.

10.2 Further Assurance. From time to time, at Purchaser's request and without further consideration, Seller will execute and deliver to Purchaser such documents, instruments and consents and take such other action as Purchaser may reasonably request in order to consummate the transactions contemplated hereby, to discharge the covenants of Seller and to vest in Purchaser good, valid and marketable title, or a valid leasehold interest in or right to use the Business and Purchased Assets hereunder, free and clear of all Liens and Liabilities (other than

the Assumed Obligations and the SBA Obligation) and to obtain appropriate, releases, consents, estoppels and other instruments as Purchaser reasonably requests.

10.3 Disclosures and Announcements. Subject to the provisions of Exhibit 5.5.1 hereto, the timing and the content of all disclosure to third parties and public announcements concerning the transactions provided for in this Agreement by either Seller or Purchaser will be subject to the approval of both Seller and Purchaser in all essential respects, except that Seller's approval will not be required as to any statements and other information which Purchaser may be required to make pursuant to any rule or regulation of the American Stock Exchange or as otherwise required by law, and that Purchaser's approval will not be required in connection with any disclosures by Seller concerning this Agreement or the transactions provided for herein that are required under the Bankruptcy Code.

10.4 Assignment; Parties In Interest. Except as expressly provided herein, the rights and obligations of a party hereunder may not be assigned, transferred or encumbered without the prior written consent of the other party. Notwithstanding the foregoing, Purchaser may, without consent of Seller, cause one or more Affiliates of Purchaser to carry out all or part of the transactions contemplated hereby provided that Purchaser unconditionally guarantees all of the obligations of any such assignee.

10.5 Recordkeeping. Purchaser agrees to keep and preserve Seller's books and records in connection with the Purchased Assets (but excluding any business of Purchaser after the Closing Date) for a period of three years from the Closing Date and to cooperate with Seller in providing access to Seller to such books and records during normal business hours upon reasonable notice and to furnish Seller with copies of any such documents upon Seller's

reasonable request. Seller agrees that after the Closing Date, upon Purchaser's reasonable request, Seller will grant Purchaser, during normal business hours upon reasonable notice, access to books and records in Seller's possession which relate specifically to the Purchased Assets.

10.6 Notices. All notices required or permitted to be given hereunder will be in writing and may be delivered by hand, by facsimile, by nationally recognized private courier, or by United States mail. Notices delivered by mail will be deemed given three (3) business days after being deposited in the United States mail, postage prepaid, registered or certified mail. Notices delivered by hand, by facsimile, or by nationally recognized private carrier will be deemed given on date of delivery by hand or on the first business day following delivery to such courier or sending by facsimile; provided, however, that a notice delivered by facsimile will only be effective if such notice is also delivered by hand, or deposited in the United States mail, postage prepaid, registered or certified mail, on or before two (2) business days after its delivery by facsimile. All notices will be addressed as follows:

If to Seller:

Showtime Enterprises Inc.
1240 Forest Parkway
Paulsboro, NJ 08066
Attention: David S. Sudjian
Fax: 856-423- 0872

with a copy to:

Joel Shapiro, Esquire
Blank Rome, LLP
One Logan Square
Philadelphia, PA 19103-6998
Fax: (215) 832-5746

If to Purchaser:	Sparks Exhibits & Environments Corp. 2828 Charter Road Philadelphia, PA 19154 Attn: Alan Goldberg, Esquire Fax: (215) 676-1991
with a copy to:	Robert A. Kargen, Esquire White and Williams LLP 1800 One Liberty Place Philadelphia, PA 19103 Fax: (215) 789-7634

and/or to such other respective addresses and/or addressees as may be designated by notice given in accordance with the provisions of this Section 10.6.

10.7 Expenses. Subject to Sections 3.2.2 and 8.3 of this Agreement, each party hereto will bear all fees and expenses incurred by such party in connection with, relating to or arising out of the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, including, without limitation, attorneys', accountants' and other professional fees and expenses.

10.8 Entire Agreement. This Agreement and the instruments and documents to be delivered by or on behalf of the parties hereto in connection with this Agreement constitute the entire agreement between the parties with respect to the subject matter hereof. Each Exhibit and Schedule will be considered incorporated into this Agreement. The parties make no representations or warranties to each other, except as contained in this Agreement.

10.9 Non-Waiver. The failure in any one or more instances of a party to insist upon performance of any of the terms, covenants or conditions of this Agreement, to exercise any right or privilege in this Agreement conferred, or the waiver by said party of any breach of any of the terms, covenants or conditions of this Agreement, will not be construed as a subsequent waiver

of any such terms, covenants, conditions, rights or privileges, but the same will continue and remain in full force and effect as if no such forbearance or waiver had occurred. No waiver will be effective unless it is in writing and signed by an authorized representative of the waiving party.

10.10 Applicable Law. This Agreement will be governed and controlled as to validity, enforcement, interpretation, construction, effect and in all other respects in accordance with the bankruptcy laws of the United States and by the laws of the Commonwealth of Pennsylvania applicable to contracts made in that state, without giving effect to the rules and principles of conflicts of laws under the laws of the Commonwealth of Pennsylvania.

10.11 Survival of Covenants and Agreements. All covenants and agreements of the parties hereto to be performed after the Closing Date will survive the Closing. The representations and warranties of the parties set forth in Article IV will survive the Closing as therein provided.

10.12 Binding Effect; Benefit. This Agreement will inure to the benefit of and be binding upon the parties hereto, and their successors and permitted assigns. Nothing in this Agreement, express or implied, is intended to confer on any person other than the parties hereto, and their respective successors and permitted assigned any rights, remedies, obligations or liabilities under or by reason of this Agreement, including, without limitation, third party beneficiary rights.

10.13 Amendments. This Agreement will not be modified or amended except pursuant to an instrument in writing executed and delivered on behalf of each of the parties hereto and approved by the Court.

10.14 Counterparts; Headings; Etc.. This Agreement may be executed in several counterparts, each of which will be deemed an original, but such counterparts will together constitute but one and the same Agreement. The headings contained in this Agreement are for convenience of reference only and will not affect the meaning or interpretation of this Agreement. The Recitals set forth above are incorporated by reference hereby and made a substantive part of this Agreement.

10.15 Rules of Construction. Unless the context of this Agreement clearly requires otherwise, references to the plural include the singular, references to the singular include the plural, the term "including" is not limiting and the term "or" has, except where otherwise indicated, the inclusive meaning represented by the phrase "and/or". The words "hereof," "herein," "hereby," "hereunder," and similar terms in this Agreement refer to this Agreement as a whole and not to any particular provision of this Agreement. A breach of this Agreement will "continue" or be "continuing" until such breach has been waived in writing. Section, subsection, clause, schedule and exhibit references are to this Agreement unless otherwise specified. Any reference in this Agreement or in the Documents to this Agreement will include all alterations, amendments, changes, extensions, modifications, renewals, replacements, substitutions and supplements, thereto and thereof, as applicable.

IN WITNESS WHEREOF, the parties have executed this Asset Purchase Agreement on the date first above written.

SELLER: SHOWTIME ENTERPRISES, INC.

By: ____________________________

Attest: ________________________

SHOWTIME ENTERPRISES WEST, INC.

By: ____________________________

Attest: ________________________

PURCHASER: SPARKS EXHIBITS & ENVIRONMENTS CORP.

By: ____________________________

Attest: ________________________

The undersigned, intending to be legally bound solely with respect to the provisions of Section 7.5 hereof:

Witness: ________________________ ________________________
Harold Jensen

Witness: ________________________ ________________________
David Sudjian